Exhibit 99.9

Illinois’ McHenry County State’s Attorney’s Office Embraces
Digital Transformation with NICE Justice AI-Powered Evidence Management

McHenry County is the third District Attorney’s office in Illinois to leverage NICE Justice digital evidence management solution to work more efficiently with law enforcement in the pursuit of justice

Hoboken, N.J., December 12, 2024 – NICE (Nasdaq: NICE) today announced that the McHenry County (IL) State's Attorney's Office will be deploying NICE Justice digital evidence management, one of the AI-powered solutions in NICE’s Evidencentral platform, to streamline the criminal justice process. Through its deployment of NICE Justice, the McHenry County State's Attorney's Office is aiming to work more efficiently with its law enforcement partners in the pursuit of justice for victims. Led by State’s Attorney Randi Freese, the McHenry County State’s Attorney’s Office is the third State’s Attorney’s office in the state of Illinois to select NICE Justice for digital evidence management transformation.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for face detection, automated case building, video and audio transcription, optical character recognition (OCR), finding evidence connections and analytics.

Randi Freese, State’s Attorney for McHenry County said, “Our goal is the ethical pursuit of justice. We have a duty to seek the truth above all else, and that truth is often revealed through digital evidence. However, as our law enforcement partners adopt more digital systems, digital evidence is becoming increasingly difficult to collect, analyze, understand and share through conventional means. NICE Justice is going to help us find the truth in digital evidence faster and work more efficiently with our law enforcement partners as we pursue justice for victims.”

Chris Wooten, Executive Vice President, NICE, said, “The pursuit of justice depends on the truth, and the truth relies on digital evidence. But the rapid growth of digital evidence has outpaced many criminal justice agencies’ ability to manage and understand it. Attorneys waste countless hours collecting it, uploading it, trying to make sense of it, and replicating it for discovery – time that could be better spent investigating and prosecuting cases. Our Evidencentral solutions, including NICE Justice, remove the manual work from managing digital evidence, so attorneys can focus on pursuing justice for victims.”

The McHenry County State's Attorney's Office oversees approximately 3,000 criminal cases annually, working with the Illinois State Police and thirty six other law enforcement partners. Digital evidence, including video from CCTV, body worn cameras and in-car cameras, and data from phone dumps and social media posts, is playing a growing role in prosecutions. Today, most of this evidence is received on discs and thumb drives.

Jorge Enciso, Legal Technology Division Supervisor, McHenry County State's Attorney's Office added, “The influx of digital evidence has been astronomical. But beyond the quantity, the size of the files is also challenging. It’s not uncommon for a case to involve twenty video files, many with high-quality 4K resolution. These video files usually have to be transcoded and manually uploaded. NICE Justice will result in a major quality-of-life improvement for our attorneys and staff because it will automatically do the transcoding for us and eliminate the need to manually upload digital evidence.”

Police department investigators will be able to use NICE Justice’s secure portal to upload evidence to the cloud, where it will be automatically deposited into digital case folders and become immediately accessible to assigned attorneys.

“Our office especially appreciates the AI capabilities and investigative tools that are built into NICE Justice, such as the ability to index and transform PDF files into searchable documents, and evidence tagging, and transcription. Making these capabilities universally available to attorneys will deepen the quality of our investigations and prosecutions,” added Enciso.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the McHenry County State’s Attorney’s Office
Led by State’s Attorney Randi Freese, the McHenry County State’s Attorney’s Office's primary function is to seek justice for victims of crime, while ensuring that criminal offenders are treated fairly. The Office includes several divisions and units: a Criminal Division which prosecutes traffic, misdemeanor, and felony crimes; a Special Prosecutions Unit tasked with prosecuting the most serious criminal cases; a Gang Prosecutions Unit whose mission is to stamp out gang-related crime; an Arson Unit consisting of prosecutors specially trained in arson-related investigations; a White Collar Crime Unit dedicated to prosecuting a full range of corruption and frauds; a Civil Division responsible for child support enforcement and other County legal matters: and an Investigation Unit which is the Office’s investigatory arm. With approximately 310,000 residents, McHenry County is the sixth-most populous county in the state of Illinois. More info at: https://www.mchenrycountyil.gov/departments/state-s-attorney-s-office.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

 Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.